Exhibit 16.1

May 23, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We were previously the principal accountants for SurgePays, Inc. and subsidiaries (the Company), and, under the date of March 25, 2025, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2024 and 2023.

We have read the statements made by SurgePays, Inc. under Item 4.01 of its Form 8-K dated May 23, 2025. We agree with the statements concerning our Firm in such Form 8-K; we are not in a position to agree or disagree with other statements of SurgePays, Inc. contained therein.

Very truly yours,

/s/ Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC